Exhibit 99.1

For Immediate Release

August 10, 2006

DRAXIS Second Quarter Shows a Return to Strong Performance

First half results on track to meet EPS guidance for 2006

Mississauga, Ontario, August 10, 2006 - DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX) reported financial results for the second quarter and the first six months ended June 30, 2006. Consolidated revenues and earnings for the quarter were up substantially over the second quarter of last year and results for the first six months of 2006 reflected a return to full production levels. All amounts are expressed in US dollars.

Highlights

•                  Revenues for the second quarter were $24.3 million, up 19% from $20.5 million in the second quarter of 2005; revenues for the first six months were $43.3 million, unchanged from the first half of 2005.

•                  Operating income for the second quarter of 2006 was $5.3 million compared to $2.6 million for the second quarter of 2005; operating income for the first six months of 2006 was $7.2 million, slightly ahead of $7.1 million in the first half of 2005.

•                  Net income for the second quarter of 2006 was $3.6 million, up 52% from the second quarter of 2005; net income for the first six months of 2006 was $5.3 million compared to $5.6 million in the first half of 2005.

•                  Basic and diluted EPS for the second quarter of 2006 were 9 cents versus 6 cents for the second quarter of 2005. Basic and diluted EPS for the first six months of 2006 were 13 cents compared to 14 cents and 13 cents respectively for the first half of 2005.

•                  Net cash flows from operating activities were $1.8 million for the second quarter of 2006 and $4.9 million for the first half 2006, compared to net operating cash flows of $1.2 million and $2.8 million for the same periods respectively in 2005.

Note - results for the first half of 2005 included a milestone of $0.9 million received following a previous transaction with Shire BioChem Inc. and starting January 2006, as required, results for the first half of 2006 include non-cash charges related to stock based compensation plans. Excluding the impact of these two factors, EPS for the first half of 2006 exceeded EPS for the first half of 2005 by approximately 2 cents per share.

“The strong performance achieved in the second quarter of 2006 confirms that we are back to full production and on track to meet our targets for 2006 as we continue to work to achieve our long term growth trajectory going forward,” said Dr. Martin Barkin, President and CEO of DRAXIS Health. “We also achieved substantial margin improvement as a result of a better product mix favouring higher margin products in both business segments coupled with increased productivity in our operating facility. Continued positive net operating cash flows for this quarter and first half have provided us with a strong balance sheet, including cash-on-hand of nearly $15 million.”

“Production has been steady throughout this quarter in our contract manufacturing business, especially for sterile injectable and lyophilized products. Radiopharmaceutical product sales grew 13% for the second quarter, driven primarily by increased sales of Sodium Iodide I-131 products in the United States. The increase in consolidated operating margins was achieved despite the impact of the strengthening of the Canadian dollar during the second quarter of 2006. The divestment of the Brachytherapy product line in late 2005 has also had a positive impact on margins at DRAXIMAGE.”

FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)

For the Three-Month Periods			For the Six-Month Periods
Ended June 30,			Ended June 30,
2006	2005		2006	2005
(unaudited)	(unaudited)		(unaudited)	(unaudited)
		REVENUES
$23,003	$19,176	Product sales	$40,651	$39,682
1,262	1,295	Royalty and licensing	2,690	3,634
$24,265	$20,471		$43,341	$43,316

$633	$552	Research and development expense	$1,422	$1,119

$11,073	$7,204	Product Gross Margin	$17,889	$14,650
48.1%	37.6%	Product Gross Margin %	44.0%	36.9%

$5,341	$2,594	Operating income	$7,240	$7,134
22.0%	12.7%	Operating Margin %	16.7%	16.5%

$14,881	$7,989	Cash and cash equivalents	$14,881	$7,989

$0	$0	Total debt	$0	$0

$1,768	$1,206	Cash flows from operating activities	$4,858	$2,843
(1,523)	(1,256)	Cash flows used in investing activities	(2,317)	(2,197)
$245	$(50)		$2,541	$646

$3,564	$2,353	Net income	$5,256	$5,648

$0.09	$0.06	Basic income per share	$0.13	$0.14
$0.09	$0.06	Diluted income per share	$0.13	$0.13

Cash and cash equivalents at June 30, 2006 were $14.9 million, up $6.9 million from a year ago and up $2.5 million from December 31, 2005, despite spending $1.1 million during the first half to repurchase shares under the Company’s current Normal Course Issuer Bid.

Results for the second quarter of 2006 are consistent with the Company's expectations at the time guidance for 2006 was initially provided. The Company did not provide nor does it plan to provide quarterly guidance since results can be materially impacted by the quality control and product release process which is independent of when a quarter closes.

Based on the results of the first six months of 2006 combined with customer forecast information received to date, earnings per share are expected to range between 23 cents and 27 cents for 2006. This includes a non-cash charge of 2 cents per share for stock based compensation according to new accounting rules effective January 1, 2006. The Company expects to generate at least $15 million in net operating cash flow in 2006.

Segment Highlights from Management’s Discussion and Analysis

Contract Manufacturing

•                  Revenues of $18.3 million for the second quarter of 2006 were $3.7 million or 25% greater than the second quarter of 2005. Revenues for the first half of 2006 were $31.9 million, up slightly by $1.4 million or 5% over the same period in 2005. The increase was due primarily to increased sterile production in the quarter, including significant volume growth in the lyophilized product area. As a result, revenues related to lyophilization in the first six months of 2006 already match lyophilization revenues for all of 2005.

•                  Product gross margin percentage for the second quarter was 42% versus 30% for the second quarter of 2005 and for the first six months was 37% compared to 30% for the first half of 2005. Since March 2006, manufacturing capacity utilization rates in the sterile area were back at levels expected prior to the shutdown issues of late 2005 and actually exceeded previous normalized levels, in part due to the contribution of the second lyophilization unit, which came on line in 2005.

•                  Operating income for the second quarter was $4.9 million in 2006 versus $2.2 million in 2005. For the first six months of 2006 operating income was $6.6 million versus $5.3 million for the first half of 2005. The increases were driven by increased product sales and higher product gross margins as well as increased capacity utilization of sterile and lyophilized product operations.

Radiopharmaceuticals

•                  Product sales of $5.4 million for the second quarter of 2006 were 13% higher than sales in the second quarter of 2005 (closer to 20% after adjusting for the impact of the divestment of the Brachytherapy product line in late 2005). Revenues from product sales in the first six months of 2006 were $10.3 million, up 8% over the first half of 2005 primarily as a result of increased sales of radioiodine products, particularly Sodium Iodide I-131 products in the United States.

•                  Product gross margin percentage for the second quarter of 2006 was 61% compared to 60% for the second quarter of 2005 and was 62% for the first six months of 2006 compared to 60% for the first half of 2005. These increases reflect the positive impact of sodium iodide sales and the strategic focus on higher margin products, which no longer includes the Brachytherapy product line that was divested in late 2005.

•                  Operating income in the second quarter was $1.2 million in 2006 compared to $1.0 million in 2005 and for the first six months was $2.2 million in 2006 versus $1.9 million in 2005. These increases were achieved despite research and development expenditures that increased $0.1 million for the quarter and $0.3 million for the first half of 2006 versus 2005 due to the ramping up of product development activities, particularly activities related to Sestamibi and Technetium Generators.

•                  During the first quarter of 2006 DRAXIMAGE received FDA approval for its Sodium Iodide I-131 Capsules USP, Diagnostic-Oral. These diagnostic Sodium Iodide I-131 capsules are intended to be used by physicians to perform radioactive iodide uptake tests to evaluate thyroid function prior to treatment with stronger therapeutic doses of Sodium Iodide I-131. The Company began to introduce the new diagnostic capsules into the U.S. marketplace during the second quarter of 2006 to qualified/approved nuclear physicians and/or radiopharmacists.

Interim Financial Report

This release includes by reference the 2006 second quarter interim financial report incorporating the full Management’s Discussion & Analysis (MD&A) as well as financial statements for the quarter and the first six months ended June 30, 2006 prepared in accordance with U.S. GAAP. The 2006 second quarter interim report, including the MD&A and financial statements, has been filed with applicable

Canadian and U.S. securities regulatory authorities, is accessible on the Company’s website at www.draxis.com in the Investor Relations section under Financial Reports, through the SEDAR and EDGAR databases and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Conference Call

DRAXIS has scheduled a conference call to discuss second quarter 2006 financial results at 10:00 a.m. (ET) on August 10, 2006. This call can be accessed by dialing 1(800) 565-5442 and using Access Code 2267043, and will also be webcast live with access through the Company’s website at www.draxis.com. The conference call will also be available in archived format on the Company’s website for 30 days following the conference call.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns); reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors and relating to the Company generally, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com). The forward-looking statements contained in this document represent the Company’s expectations as at August 9, 2006. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Tables Attached

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations:

Jerry Ormiston

DRAXIS Health Inc.

Phone:   1-877-441-1984

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For Quarter Ended June 30, 2006

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto for the year ended December 31, 2005.

All amounts referred to herein are expressed in US dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated. Other noteworthy accounting issues are discussed under: Accounting Matters.

Readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A since actual results could differ materially from what we expect if known or unknown risks affect our business or if an estimate or assumption turns out to be inaccurate. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See Forward-Looking Statements on page 25 hereof.

The discussion and analysis contained in this MD&A are as of August 9, 2006.

OVERVIEW

DRAXIS is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals. In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development (“R&D”) program for new and/or improved products.

The Company is increasingly focusing on the use of GAAP measures both in reporting externally and monitoring management performance. Specifically, the key metrics the Company uses to evaluate divisional and consolidated performance are gross profit margin, operating income, net income and operating cash flow. Non-GAAP financial measures, specifically EBITDA, will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP financial measures used with GAAP line items. The Company additionally uses, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

Quarterly Financial Results:

The second quarter of 2006 was marked by the strongest combined performance of the Company’s two operating segments, led by contract manufacturing. The financial performance of the Company for the second quarter of 2006 was highlighted by:

•                  Record product sales of $23.0 million up 20% from the second quarter of 2005 with product gross margin percentage of 48% compared to 38% in the second quarter of 2005.

•                  Record operating income of $5.3 million, up $2.7 million from the second quarter of 2005.

•                  Record basic and diluted EPS of 9 cents per share, representing an increase of 3 cents (3.6 cents excluding stock based compensation costs) from the second quarter of 2005.

•                  Net cash flows from operating activities of $1.8 million, up $0.6 million from the second quarter of 2005.

In addition, the results for the second quarter of 2006 were significantly better than the first quarter of 2006 as a result of a resumption of full production in the sterile area and specifically Hectorol® production beginning late in the first quarter of 2006.

Year to Date Financial Results

The financial performance for the six-month period ended June 30, 2006 compared with same period of 2005 is significantly stronger even though basic earnings per share is 1 cent lower for the following reasons:

•                  During the first six months of 2005, the Company benefited from a contingent milestone payment from Shire BioChem Inc. (“Shire”) which contributed approximately 1.4 cents to EPS for 2005.

•                  Effective January 1, 2006, the Company has included stock based compensation costs in selling, general and administrative expenses as a non-cash item. This has the effect of lower EPS by about 1 cent for the first six months of 2006 relative to 2005.

Consolidated Results of Operations and reconciliation of Non-GAAP Financial Measures
(in thousands of U.S. dollars except share related data) (U.S. GAAP)

For the Three-Month Periods					For the Six-Month Periods
Ended June 30,					Ended June 30,
2006	2005	$ Change	% Change		2006	2005	$ Change	% Change
				Revenues
$23,003	$19,176	$3,827	20.0%	Product sales	$40,651	$39,682	$969	2.4%
1,262	1,295	(33)	(2.5)%	Royalty and licensing	2,690	3,634	(944)	(26.0)%
24,265	20,471	3,794	18.5%		43,341	43,316	25	0.1%

11,073	7,204	3,869	53.7%	Product gross margin	17,889	14,650	3,239	22.1%
48.1%	37.6%		10.6%	% of Product sales revenues	44.0%	36.9%		7.1%
1,262	1,295	(33)	(2.5)%	Royalty and licensing revenue	2,690	3,634	(944)	(26.0)%
(5,131)	(4,233)	(898)	21.2%	SG&A	(9,492)	(7,873)	(1,619)	20.6%
-22.3%	-22.1%		(0.2)%	% of Product sales revenues	-23.3%	-19.8%		(3.5)%
(633)	(552)	(81)	14.7%	R & D	(1,422)	(1,119)	(303)	27.1%
6,571	3,714	2,857	76.9%	EBITDA(1)	9,665	9,292	373	4.0%
27.1%	18.1%		8.9%	% of Total revenues	22.3%	21.5%		0.8%
(1,230)	(1,120)	(110)	9.8%	Depreciation and amortization	(2,425)	(2,158)	(267)	12.4%
5,341	2,594	2,747	105.9%	Operating income	7,240	7,134	106	1.5%
22.0%	12.7%		9.3%	% of Total revenues	16.7%	16.5%		0.2%
				Financial
(283)	89	(372)	418.0%	- Foreign exchange translation	(238)	58	(296)	510.3%
46	3	43	(1433.3)%	- Other	54	(8)	62	775.0%
(1,540)	(333)	(1,207)	(362.5)%	Income tax expense	(1,800)	(1,536)	(264)	(17.2)%
$3,564	$2,353	$1,211	51.5%	Net income	$5,256	$5,648	$(392)	(6.9)%

$0.09	$0.06			Basic income per share	$0.13	$0.14

$0.09	$0.06			Diluted income per share	$0.13	$0.13

(1)                                  Income before depreciation and amortization, financing income (expense), foreign exchange gain (loss), and income taxes. This earnings measure (EBITDA) does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities (see Accounting Matters - Non-GAAP Financial Measures).

The following provides a high level overview of the consolidated results of the Company. Please refer to the segmented results for more detailed explanations.

Comparison of quarters and six-month periods ended June 30, 2006 and 2005

Consolidated revenues of $24.3 million for the quarter ended June 30, 2006 increased 19% compared with the same period in 2005. Consolidated revenues for the six-month period ended June 30, 2006 is at the same approximate level as the same period of 2005.

Consolidated product sales increased 20% to $23.0 million for the quarter ended June 30, 2006 compared with the same period in 2005. The increase in product sales was driven by strong Hectorol® volumes and lyophilization volumes (see the Contract Manufacturing segment discussion below). Radiopharmaceutical product sales grew 13% in the second quarter of 2006 over the same period of 2005 driven primarily by increased U.S. sales of Sodium Iodide I-131. Consolidated product sales have grown by $1 million for the six-month period ended June 30, 2006 compared to 2005, driven by lyophilization revenue (sterile product) in contract manufacturing and Sodium Iodide I-131 sales in the radiopharmaceutical business.

Product gross margin percentages for the quarter and six-month period ended June 30, 2006 increased to 48% and 44% respectively as compared with 38% and 37% for the same periods in 2005. The increase reflects a better mix of higher margin business in both operating segments, especially sterile product volume in contract manufacturing.

Royalty and licensing revenue declined slightly for the quarter ended June 30, 2006 compared with the same period of 2005. The decrease in royalty and licensing revenue for the six-month period ended June 30, 2006 compared to the same period of 2005 reflects the receipt of $0.9 million of milestone payments received from Shire in 2005.

As a percentage of product sales, selling, general, and administrative expenses were relatively flat for the second quarter of 2006 compared to the same quarter of 2005. The 21% increase in selling, general and administrative expenses in absolute dollar terms for the quarter and for the six-month period ended June 30, 2006, was primarily driven by the inclusion of non-cash stock based compensation costs beginning January 1, 2006, a one-time provision of approximately $0.4 million for past due receivables in contract manufacturing, and the impact of the strengthening of the Canadian dollar on the translation of Canadian dollar denominated selling, general and administrative expenses.

Research and development expenditures increased for both the second quarter of 2006 and the six-month period ended June 30, 2006, compared to the same periods of 2005 due to the Company’s development activities related to Sestamibi and the next generation Technetium Generators. These products are described in the Radiopharmaceuticals section.

Depreciation and amortization expense for the quarter and the six-month period ended June 30, 2006 increased by 10% and 12% respectively over the same periods of 2005 following the commencement of depreciation charges on the Company’s second lyophilization unit.

The majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, the Company’s overall gross profit margins and selling, general and administration expenses are affected. The impact is not material on overall financial performance for the quarter.

Foreign exchange had a greater impact on the second quarter of 2006 compared with 2005 due to a further strengthening of the Canadian dollar resulting in a $283,000 expense in the second quarter of 2006. This relates to a foreign exchange loss on the decrease in the value of U.S. denominated receivables held during the second quarter as a result of a strengthening Canadian dollar during the quarter.

For the quarter ended June 30, 2006, the Company recorded an income tax expense, expressed as a percentage of pre-tax earnings, of 30%. The Company’s effective tax rate will vary from the statutory tax rate depending on the mix of net income combined with the statutory rates in the respective jurisdictions in which the Company operates. The level of tax credits generated from research and development activities in the radiopharmaceutical business also has the impact of lowering effective tax rates. Benefits related to loss carryforwards not previously recognized were not material in the second quarter of 2006 compared to 2005.

The effective tax rate for the second quarter of 2006 was significantly higher than previous quarters due to a one-time adjustment to revalue the Company’s income tax assets to a lower rate following the enacting of a statutory rate change to Canadian federal taxes in the quarter. The rate change is part of the Canadian federal government’s plan to reduce corporate tax rates from 21% to 19% over time. The Company will benefit in the long term from a lower statutory tax rate for federal tax purposes.

The basic weighted average number of common shares outstanding during the second quarter of 2006 was 41,413,168 and has decreased from 41,510,656 in the second quarter of 2005, primarily as the result of the net effect of the exercise of stock options less shares purchased for cancellation under the Company’s Normal Course Issuer Bid process.

Radiopharmaceuticals
(in thousands of U.S. dollars)  (U.S. GAAP)

For the Three-Month Periods					For the Six-Month Periods
Ended June 30,					Ended June 30,
2006	2005	$ Change	% Change		2006	2005	$ Change	% Change
				Revenues
$5,368	$4,737	$631	13.3%	Product sales	$10,267	$9,471	$796	8.4%
(22)	—	(22)	—	Royalty and licensing	4	—	4	—
5,346	4,737	609	12.9%		10,271	9,471	800	8.4%

3,295	2,851	444	15.6%	Product gross margin	6,360	5,648	712	12.6%
61.4%	60.2%		1.2%	% of Product sales revenues	61.9%	59.6%		2.3%
(1,143)	(1,003)	(140)	(14.0)%	SG&A	(2,161)	(2,139)	(22)	(1.0)%
(633)	(552)	(81)	(14.7)%	R & D	(1,422)	(1,119)	(303)	(27.1)%
1,497	1,296	201	15.5%	EBITDA(1)	2,781	2,390	391	16.4%
28.0%	27.4%		0.6%	% of Revenues	27.1%	25.2%		1.8%
(285)	(249)	(36)	(14.5)%	Depreciation and amortization	(549)	(494)	(55)	(11.1)%
$1,212	$1,047	$165	15.8%	Operating income	$2,232	$1,896	$336	17.7%
22.7%	22.1%		0.6%	% of Revenues	21.7%	20.0%		1.7%

(1)           See Accounting Matters – Non-GAAP Financial Measures.

Radiopharmaceuticals and radiotherapy devices are the focus of the Company’s radiopharmaceutical division, DRAXIMAGE, which develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures and a line of imaging and therapeutic products labelled with a variety of isotopes including Sodium Iodide I-131. DRAXIMAGE has a number of products in late-stage development including: a generic Sestamibi injection, a lyophilized product that is widely used for Technetium-based cardiac imaging studies; a “next-generation” version of a Technetium Generator, and INFECTON®, for imaging infection, which has completed enrolment in Phase II clinical trials in Canada and the U.S. and for which data is being reviewed by the Company and its expert panel.

Highlights in this segment for the quarter ended June 30, 2006 included:

•                  Financial results:

•                  Product sales of $5.4 million for the quarter representing a 13% increase over the second quarter of 2005 (closer to 20% after adjusting for the impact of the divestment of the Brachytherapy product line in late 2005).

•                  Product gross margin percentage of 61% compared to 60% for the second quarter of 2005.

•                  Operating income of $1.2 million compared to $1.0 million in the second quarter of 2005.

Comparison of quarters and six-month periods ended June 30, 2006 and 2005

Revenues for the quarter ended June 30, 2006 increased 13% (closer to 20% after adjusting for the impact of the divestment of the Brachytherapy product line in late 2005) compared with the same period of 2005, primarily as a result of the increase in product sales from radioiodine products and, specifically, Sodium Iodide I-131 sales to the U.S. The increase is related to higher volumes resulting from greater U.S. market penetration. Revenues for the six-month period ended June 30, 2006 increased by 8% compared to 2005 for the same reasons described above.

On January 13, 2006, the Company received approval from the FDA regarding its supplemental new drug application for Sodium Iodide I-131 Capsules USP, Diagnostic-Oral. These diagnostic Sodium Iodide
I-131 capsules are intended to be used by physicians to perform radioactive iodide uptake tests to evaluate thyroid function prior to treatment with stronger therapeutic doses of Sodium Iodide I-131. The Company began to introduce the new diagnostic capsules into the U.S. marketplace during the second quarter of 2006 to qualified/approved nuclear physicians and/or radiopharmacists.

For the quarter ended June 30, 2006 product gross margin increased to 61% compared to 60% for the same period in 2005 (and to 62% for the six-month period ended June 30, 2006 compared to 60% for the same period of 2005), reflecting the positive impact of Sodium Iodide sales and the strategic focus on higher margin products which led to the divestment of the Brachytherapy product line in late 2005. The increase was tempered by the strengthening of the Canadian dollar and related impact on U.S. sales.

Research and development expenditures increased $0.1 million for the quarter and $0.3 million for the six-month period ended June 30, 2006 as compared to 2005 due to the ramping up of product development activities, in particular activities related to Sestamibi and Technetium Generators.

The planned clinical development program for the commercialization of INFECTON® continues to move forward. All four clinical trial activities which took place at sites in the U.S and Canada for Phase II are completed. Studies to define the target market population and appropriate clinical trial applications are now being used to guide preparations for further development studies. An expert panel, comprised of respected Nuclear Medicine specialists and microbiologists, was assembled and this expert panel reviewed the preliminary scientific and clinical data together with the outcome of the market research studies. The role of the expert panel is to assess the results to date, review potential target markets, and to advise DRAXIS on the design of future clinical studies and appropriate indications.

Selling, general and administrative expenses increased $140,000 compared to the same quarter of 2005 due mainly to patent and regulatory work related to product development activities. For the six-month period ended June 30, 2006, these expenses are flat compared to the same period of 2005 as the increased patent and regulatory work is offset by cost savings from the divestment of the Brachytherapy product line in late 2005.

Depreciation and amortization expense for this segment increased slightly in nominal dollars compared to the second quarter of 2005 and the six-month period ended June 30, 2005.

Radiopharmaceutical Product Development Strategy

On March 27, 2006 the Company announced that it had realigned its priorities for the research and development of new radiopharmaceutical products that it believes will drive future growth. Priorities for product development were established based on several factors, including time to market, customer needs, size of target markets, cost of development and expected regulatory challenges for the various opportunities. The Company believes that this realignment will be the significant driver for material growth in the radiopharmaceutical segment for years after 2007 and will complement the largely organic growth anticipated in the next 18-24 months.

DRAXIMAGE is now focused on developing products that it believes will replace or improve upon several products that are currently in the Nuclear Medicine marketplace, but have or will come off patent protection in key markets in the near term. One key example of such a product is Sestamibi, a lyophilized product that is widely used for Technetium-based cardiac imaging studies, a market segment not currently served by DRAXIMAGE. The Sestamibi project is on track to meet its next key milestone, the first filing of a regulatory submission which could be made as early as the end of 2006 or during the first half of 2007.

A second opportunity that is currently being pursued by DRAXIMAGE is the production and distribution of a “next-generation” version of a Technetium Generator, which is the source of Technetium in virtually every radiopharmacy worldwide. Nearly 90% of generators are located in radiopharmacies and the rest are in other institutions, such as hospitals and clinics. DRAXIMAGE is in discussion with potential development, marketing and distribution partners for this project.

Thirdly, DRAXIMAGE is continuing its efforts to obtain registrations in European markets for four of its existing products that are currently approved and sold in Canada or the United States. In February 2005, DRAXIMAGE received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc99m Albumin Aggregated Injection (MAA Kit). Initial approval in the Netherlands allows DRAXIMAGE to initiate the Mutual Recognition Procedure (MRP) in pursuit of further regulatory approvals for this product in several additional European Union countries.

Since initial European approvals for the majority of these diagnostic imaging products are anticipated as early as the first quarter of 2007, DRAXIMAGE has commenced discussions with a number of potential commercial partners to initially target large markets in Germany, France, Italy, Spain and the U.K.

For the medium term, the key opportunity being pursued by DRAXIMAGE is the continued development of INFECTON®, a novel diagnostic radiopharmaceutical product for imaging infection.

DRAXIMAGE has also identified additional new product opportunities in the area of non-radioactive contrast media that are used in the medical imaging field and is pursuing potential product development strategies to leverage both its position in the marketplace and its preferred access to appropriate production process expertise. Contrast media products are injectable liquids produced in highly-specialized cGMP sterile production facilities, such as those in place at DRAXIS which are currently used to produce certain diagnostic imaging products marketed by DRAXIMAGE. The North American market for contrast media has been estimated to be approximately $1.6 billion and it is believed to be growing driven largely by the continued growth of computer tomography (CT) and enhanced magnetic resonance imaging (MRI) procedures.

Contract Manufacturing
(in thousands of U.S. dollars) (U.S. GAAP)

For the Three-Month Periods					For the Six-Month Periods
Ended June 30,					Ended June 30,
2006	2005	$ Change	% Change		2006	2005	$ Change	% Change

$18,277	$14,591	$3,686	25.3%	Product sales	$31,854	$30,442	$1,412	4.6%

7,743	4,419	3,324	75.2%	Product gross margin	11,617	9,019	2,598	28.8%
42.4%	30.3%		12.1%	% of Product sales revenues	36.5%	29.6%		6.8%
(1,993)	(1,411)	(582)	(41.2)%	SG&A	(3,345)	(2,260)	(1,085)	(48.0)%
5,750	3,008	2,742	91.2%	EBITDA(1)	8,272	6,759	1,513	22.4%
31.5%	20.6%		10.8%	% of Revenues	26.0%	22.2%		3.8%
(860)	(773)	(87)	(11.3)%	Depreciation and amortization	(1,708)	(1,454)	(254)	(17.5)%
$4,890	$2,235	$2,655	118.8%	Operating income	$6,564	$5,305	$1,259	23.7%
26.8%	15.3%		11.4%	% of Revenues	20.6%	17.4%		3.2%

(1)           See Accounting Matters – Non-GAAP Financial Measures.

Manufacturing comprises the Company’s manufacturing division, DRAXIS Pharma, which is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures pharmaceutical products for DRAXIMAGE, as well as for over 20 other pharmaceutical clients in many international jurisdictions.

Highlights in this segment for the quarter ended June 30, 2006 included record financial results:

•                  Revenues of $18.3 million for the second quarter of 2006 represented an increase of $3.7 million or 25% over the second quarter of 2005.

•                  Product gross margin percentage of 42% compared to 30% for the second quarter of 2005.

•                  Operating income of $4.9 million compared to $2.2 million for the second quarter of 2005.

Comparison of quarters and six-month periods ended June 30, 2006 and 2005

For the quarter ended June 30, 2006, revenues have increased by $3.7 million or 25% over the same period of 2005. The increase was due to increased commercial production of Hectorol® Injection for Genzyme and by significant increases in lyophilized product production. Product sales increased $1.4 million for the first six months of 2006 compared to 2005 driven by increased sterile revenues related to lyophilization.

As stated previously, beginning in March 2006, production run rates in the sterile area were back at levels expected for the contract manufacturing operations prior to the shutdown issues of late 2005 and actually exceeded previous normalized levels in part due to the contribution of the second lyophilization unit which came on line in 2005. As a result, revenues related to lyophilization already match, after six months of 2006, revenues for all of 2005.

The strong second quarter results and results for the first six months of 2006 are within our previously provided 2006 guidance parameters (see Outlook).

Non-sterile volumes for the second quarter of 2006 were consistent with volumes in the second quarter of 2005.

For the second quarter of 2006, sterile products represented approximately 85% of manufacturing revenues compared to 77% for the second quarter of 2005. For the six-month period ended June 30, 2006, sterile volumes accounted for 83% of product revenues compared to 74% for the same period of 2005.

Product gross margin percentage increased dramatically in the second quarter of 2006 compared to 2005 from 30% to 42%. The increase was driven by the increase in sterile production in the quarter including volume growth in the high margined lyophilized product area. Product gross margin percentage for the six-month period ended June 30, 2006 increased from 30% in the same period of 2005 to 37% driven by a higher ratio of sterile to non-sterile product revenues.

Selling, general and administrative expenses increased in the second quarter of 2006 compared to 2005 mainly due to a one-time provision of $0.4 million for past due receivables from a small customer. For the six-month period ended June 30, 2006, selling, general and administrative expenses rose by $1.1 million compared to the same period of 2005 as a result of the provision for past due receivables coupled with process improvement initiatives, including information system and technology initiatives. Historically, the Company has not incurred significant provisions for past due receivables and the provision in the current quarter reflects an isolated case. Selling, general and administrative expenses are also inflated for the quarter and six-month period ended June 30, 2006 by the strengthening of the Canadian dollar relative to the US dollar since the vast majority of selling, general and administrative expenses are denominated in Canadian dollars.

Depreciation and amortization for the second quarter of 2006 increased 11% over the second quarter of 2005 and 18% for the six-month period ended June 30, 2006 over the same period of 2005, due principally to completed capital projects in 2005, which provided for increased lyophilization and autoclave capacity.

Driven by increased product sales and higher product gross margins, operating income percentage grew to 27% (operating income having increased by $2.7 million in absolute dollars) for the second quarter of 2006 and 21% (operating income having increased $1.3 million in absolute dollars) for the first six months of 2006 compared to 2005.

While the Company’s success in the second quarter of 2006 was driven by its strategy to focus on higher margin sterile products, the Company also believes there is opportunity to benefit from the unused capacity in its non-sterile area. The Company is currently in the advanced stages of securing significant new non-sterile business but has not yet reached a contractual arrangement for such business.

Corporate and Other
(in thousands of U.S. dollars) (U.S. GAAP)

For the Three-Month Periods					For the Six-Month Periods
Ended June 30,					Ended June 30,
2006	2005	$ Change	% Change		2006	2005	$ Change	% Change

				Revenues
$82	$247	$(165)	(66.8)%	Product sales	$259	$413	$(154)	(37.3)%
(724)	(399)	(325)	(81.5)%	Intercompany eliminations	(1,729)	(644)	(1,085)	(168.5)%
1,284	1,295	(11)	(0.8)%	Royalty and licensing	2,686	3,634	(948)	(26.1)%
642	1,143	(501)	(43.8)%		1,216	3,403	(2,187)	(64.3)%

35	(66)	101	153.0%	Product gross margin	(88)	(17)	(71)	(417.6)%
NM	NM		NM	% of Product sales revenues	NM	NM		NM
(1,995)	(1,819)	(176)	(9.7)%	SG&A	(3,986)	(3,474)	(512)	(14.7)%
(676)	(590)	(86)	14.6%	EBITDA(1)	(1,388)	143	(1,531)	(1070.6)%
-105.3%	-51.6%		(53.7)%	% of Revenues	-114.1%	4.2%		(118.3)%
(85)	(98)	13	13.3%	Depreciation and amortization	(168)	(210)	42	20.0%
$(761)	$(688)	$(73)	(10.6)%	Operating (loss) income	$(1,556)	$(67)	$(1,489)	(2222.4)%
-118.5%	-60.2%		(58.3)%	% of Revenues	-128.0%	-2.0%		(126.0)%

(1)           See Accounting Matters – Non-GAAP Financial Measures.

The Corporate and Other segment comprises: amortization of deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; revenues related to royalties and milestones from Shire in connection with the divestiture of DRAXIS Pharmaceutica; non-allocated corporate expenses; and inter-segment eliminations. The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of quarters and six-month periods ended June 30, 2006 and 2005

Revenues related to the corporate segment were lower for the second quarter of 2006 compared to 2005 due to lower Anipryl product sale revenues coupled with higher intercompany eliminations. Corporate revenues for the six-month period ended June 30, 2006 are also lower compared to 2005 due to the receipt of contingent milestones of $0.9 million from Shire included in 2005 results. Intercompany eliminations increased due to higher volume of cold kits manufactured by the contract manufacturing segment for the radiopharmaceutical segment.

Depreciation and amortization expense in this segment in 2006 decreased slightly as compared to 2005 since the Company had fully amortized product rights related to the SpectroPharm line in January 2005.

Operating income from this segment decreased slightly in the second quarter of 2006 due to higher selling, general and administrative expenses due to the expensing of stock based compensation costs effective January 1, 2006. Factoring in the impact of foreign exchange translation on selling, general and administrative costs and non-cash stock based compensation costs, selling, general and administrative expenses decreased for this segment compared to 2005 both on a quarterly and year-to-date basis.

Operating income for the six-month period ended June 30, 2006 was lower than for the same period of 2005 due to the receipt of contingent milestones of $0.9 million from Shire included in 2005 results coupled with the inclusion of stock based compensation costs in selling, general and administrative expenses effective January 1, 2006.

Corporate Matters

Normal Course Issuer Bid

On December 8, 2005, the Board of Directors of the Company authorized the repurchase for cancellation of up to 3,522,530 of its common shares through a Normal Course Issuer Bid (the “Issuer Bid”), which represented 10% of the public float on December 6, 2005. In accordance with the rules of Toronto Stock Exchange (“TSX”), such purchases may be made beginning on December 15, 2005 and ending no later than December 14, 2006.

As at August 9, 2006, 323,400 shares had been repurchased and cancelled at an average price of $4.44 (CDN$5.11). The Company spent $541,000 on the repurchase and cancellation of 124,200 shares during the second quarter of 2006. Purchases under the Issuer Bid were constrained by volume limits under TSX rules and applicable blackout periods.

Permax® Litigation

On July 22, 2005 the Company announced that, together with other defendants, it had received a Statement of Claim filed before the Superior Court of Justice of Ontario wherein the plaintiff alleges that Permax®, a drug that the Company distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”. The plaintiff is seeking to have this action certified as a class action. The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification. Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, the Canadian pharmaceutical sales and marketing division of the Company. In July 2003 the Company completed the divestiture of the DRAXIS Pharmaceutica division to Shire. No amounts have been accrued pursuant to the claim.

Liquidity and Capital Resources
(in thousands of U.S. dollars) (U.S. GAAP)

	June 30, 2006	Dec 31, 2005

Cash and cash equivalents	$14,881	$12,390
Non-financial working capital (net)(1)	$23,876	$18,890

	Q2, 2006	Q2, 2005

Cash flows from operating activities	$1,768	$1,206
Cash flows used in investing activities	$(1,523)	$(1,256)

(1)                               Excluding cash and cash equivalents, current portion of deferred revenues and customer deposits.

	Aug 9, 2006	June 30, 2006	Dec 31, 2005

Common shares issued and outstanding	41,882,538	41,671,788	41,588,005
Warrants issued and outstanding(2)	—	—	1,526,718
Stock options outstanding	2,372,995	2,583,745	2,652,620
Outstanding options as a % of outstanding shares	5.7%	6.2%	6.4%

(2)                                  Each whole warrant entitled the holder to acquire one common share at a price of CDN$8.50, subject to certain adjustments, at any time prior to April 24, 2006. All warrants expired unexercised on April 24, 2006.

Cash and cash equivalents at June 30, 2006 totalled $14.9 million as compared with $12.4 million as at December 31, 2005. The increase is attributable to the increasing cash earnings of the Company and proceeds from the exercise of stock options offset by capital expenditures and funds used to buy back the Company’s shares under the Normal Course Issuer Bid.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities. All investments as of June 30, 2006 had less than three months maturity. As at June 30, 2006 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.

For the quarter ended June 30, 2006, net cash flows from operating activities were $1.8 million compared to $1.2 million for the same period of 2005. For the six-month period ended June 30, 2006, net operating cash flows were $4.9 million compared to $2.8 million for the same period of 2005. Historically, the Company’s net operating cash flows are stronger in the second half of a year due to insurance payments, employee incentive arrangements and tax instalments (mainly capital tax) which get paid out in the first half of the year.

Non-financial working capital as at June 30, 2006 comprised of accounts receivable, inventories, prepaid expenses, current deferred income tax assets, accounts payable and accrued liabilities, increased compared to December 31, 2005 due mainly to increased inventory levels associated with volume increases and the annual prepayment of normal insurance premiums.

Capital expenditures for the second quarter and the first six months of 2006 are mainly attributable to expenditures related to increasing operating efficiency in production areas in contract manufacturing and infrastructure upgrades namely to the Company’s information technology and SAP platforms.

All third-party debt was repaid at the end of 2004 (see Debt Repayment and Bank Financing).

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options generated $1 million for each of the quarter and the six-month period ended June 30, 2006 compared with $0.7 million and $1.5 million respectively for the comparative periods of 2005.

The Company was in compliance with all lending covenants as at June 30, 2006 and 2005.

Debt Repayment and Bank Financing

During 2004, the Company completed the arrangement of new credit facilities with its bankers, the National Bank of Canada, to replace all existing facilities at the subsidiary level as follows:

•                  CDN$15 million or US$ equivalent operating facility payable within 364 days of drawing upon the facility. The operating facility can be extended by one year upon agreement with the lender. As at June 30, 2006, no amount was drawn under this facility.

•                  CDN$10 million or US$ equivalent term facility, repayable in full in three years. As at June 30, 2006, no amount was drawn under this facility.

Interest under the credit facilities (both term and operating) is based on the bank’s prime lending rate provided that the Company meets certain ratios, which as at June 30, 2006 were met.

Credit facilities, if drawn upon, are to be secured by specific assets of DRAXIS Specialty Pharmaceuticals Inc., and shares and guarantees of certain subsidiaries.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transaction

The Company paid rent of $32,000 during the quarter and $63,000 during the six-month period ended June 30, 2006 ($29,000 during the second quarter of 2005 and $62,000 for the six-month period ended June 30, 2005) to a company controlled by a member of the Board of Directors, related to its head office location.

This transaction is in the normal course of operations and is measured at the exchange amount as agreed to by the parties based on market rates per square footage for similar space. The lease which expired in May 2006 is being negotiated for renewal under the same terms and conditions while lease payments continue to be made monthly.

OUTLOOK

The following section contains numerous forward-looking statements specifically pertaining to guidance. Management has included a narrative of the underlying factors and assumptions on which the forward-looking statements are based. While management believes that the basis for these forward-looking statements is reasonable, they are based on information currently available to management and, accordingly, actual results could differ materially from the forward-looking statements (see Forward-Looking Statements below for factors which could cause our results or performance to differ materially from a conclusion, forecast or projection in the forward- looking statements).

The Company’s ability to forecast revenue over shorter-term periods, especially quarterly targets, is very difficult and less accurate during periods in which significant changes are made to production schedules, whether due to production issues or changes to the size or timing of customer demand. While delays in receiving component parts are not unusual, when combined with production issues or customer timing changes, they can significantly impact revenues compared to forecasts for a given period. Furthermore, due to the complexity of sterile manufacturing and the rigors and demands of the quality testing and release process, anticipated shipment dates and the accompanying revenues can change from period to period based on the independent quality control process. Accordingly, the Company does not and does not plan to provide specific quarterly guidance.

The Company’s annual guidance is based on the information available when it receives annualized customer forecasts or estimates of demand. During the course of the year, changes to these forecasts and customer demand, which are out of the control of the Company, can result in revisions to production schedules. In addition, unforeseen production problems can potentially cause variations from revenue forecasts and ultimately earnings per share estimates. Customer forecasts can change positively or negatively based on several factors such as the ability of our customers to obtain regulatory approval, the success of the product produced for them in the marketplace and regulatory changes affecting product demand (see Forward-Looking Statements).

Consolidated Guidance

Results for the second quarter of 2006 are consistent with the Company's expectations at the time guidance for 2006 was initially provided. We did not provide or plan to provide quarterly guidance as results can be materially impacted by the quality release process which is independent of when a quarter closes.

Based on the results of the six-month period ended June 30, 2006 combined with customer forecast information received by the Company from customers, earnings per share are expected to range between 23 cents and 27 cents for 2006. This includes a non-cash charge of 2 cents per share for stock based compensation required by new accounting rules effective January 1, 2006. Net operating cash flow in 2006 is expected to be at least $15 million.

Customer forecasts include variable factors and assumptions, such as size of requirements and timing of regulatory approvals, that significantly impact overall forecast reliability to a degree that the Company is unable to provide reasonable revenue guidance. However, the Company believes that overall product sales and performance for both its contract manufacturing and radiopharmaceutical businesses during the first six months of 2006 provide a reasonable basis for approximating product sales levels in the second half of 2006.

The Company’s contract manufacturing business commenced its planned annual shutdown activities in July 2006 and as of August 9, 2006, the activities had been carried out as planned.

The Board believes that the Company's shares trade well below their real value and that the trading price of the shares does not reflect the potential inherent in the Company's core competencies. Accordingly, the Board has authorized a Normal Course Issuer Bid and is considering other strategies to enhance the trading value of its shares.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except share related data) (U.S. GAAP)

	Q2, 2006	Q1, 2006	Q4, 2005	Q3, 2005	Q2, 2005	Q1, 2005	Q4, 2004	Q3, 2004

Revenues
Product sales	$23,003	$17,648	$17,273	$16,034	$19,176	$20,506	$18,352	$16,205
Royalty and licensing	1,262	1,428	1,387	1,423	1,295	2,339	1,934	1,980
	$24,265	$19,076	$18,660	$17,457	$20,471	$22,845	$20,286	$18,185

Net income (loss)
- From continuing operations	$3,564	$1,692	$1,067	$1,069	$2,353	$3,295	$2,267	$2,058
- From discontinued operations	—	—	—	—	—	—	(34)	3
	$3,564	$1,692	$1,067	$1,069	$2,353	$3,295	$2,233	$2,061

Basic income (loss) per share
- From continuing operations	$0.09	$0.04	$0.03	$0.03	$0.06	$0.08	$0.06	$0.05
- From discontinued operations	—	—	—	—	—	—	(0.00)	—
	$0.09	$0.04	$0.03	$0.03	$0.06	$0.08	$0.06	$0.05

Diluted income (loss) per share
- From continuing operations	$0.09	$0.04	$0.03	$0.03	$0.06	$0.08	$0.05	$0.05
- From discontinued operations	—	—	—	—	—	—	(0.00)	—
	$0.09	$0.04	$0.03	$0.03	$0.06	$0.08	$0.05	$0.05

ACCOUNTING MATTERS

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of Consolidated Financial Statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates.

A summary of the significant accounting policies and methods used by the Company in the preparation of its Consolidated Financial Statements is included in Note 2 to the 2005 audited Consolidated Financial Statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

Recognition of Licensing Revenue

License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognized on a straight-line basis over the contract period. Where the contract period is not defined, such fees are recognized on a straight-line basis over the estimated term, during which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

Deferred Tax Assets

Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income. On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted or valuation allowances are still required. The Company has taken valuation allowances related to tax loss carryforwards in jurisdictions where taxable income is no longer generated, it is not likely to generate sufficient taxable income in Canada to utilize Canadian tax loss carryforwards prior to expiry, and filing positions taken with taxation authorities are subject to review. Changes to estimates of future taxable income, the completion of reviews by taxation authorities, and the ability to execute on tax planning opportunities can significantly affect the amount of valuation allowances.

Allowance for Doubtful Accounts

The Company determines an appropriate allowance for doubtful accounts based on an account by account review as opposed to a general provision assessed as a percentage of revenues.

Provision for Inventory Obsolescence

Provisions for inventory are charged against income when it is determined that specific inventory items do not meet the defined quality and regulatory requirements for sale. The Company does not make general provisions for inventory obsolescence.

Foreign Exchange Risk

The Company’s reporting currency is the US dollar. The functional currency for its Canadian operations – which include the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire – is the Canadian dollar. Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S.-denominated monetary assets of these operations. The Company currently does not actively hedge this exposure, but reduces the exposure by maintaining the minimum level of U.S.-denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncement

In November 2004, FASB issued SFAS No. 151, Inventory Costs-An Amendment of APB No. 43 which requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current period charges. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversions be based on normal capacity of the production facilities. SFAS No. 151 was adopted by the Company in the first quarter of fiscal 2006. Adoption by the Company of this pronouncement did not have a material impact on the Company’s results of operations or financial conditions.

Non-GAAP Financial Measures

The Company now focuses on GAAP measures both in reporting externally and monitoring management performance. Specifically, the Company measures divisional performance and consolidated performance based on gross profit margin, operating income, net income and operating cash flow. Non-GAAP financial measures and, specifically, EBITDA will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP financial measures used with GAAP line items.

The Company additionally has incorporated, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

The terms EBITDA and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period. DRAXIS uses EBITDA measures to assess the operating performance of its ongoing businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets. DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement. EBITDA should not be construed as the equivalent of net cash flows from operating activities. The most comparable U.S. GAAP earnings measure is operating income.

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns); reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors,  and relating to the Company generally, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com). The forward-looking statements contained in this document represent the Company’s expectations as at August 9, 2006. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DRAXIS HEALTH INC.

Consolidated Statements of Operations

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three-Month Periods			For the Six-Month Periods
Ended June 30,			Ended June 30,
2006	2005		2006	2005
		REVENUES
$23,003	$19,176	Product sales	$40,651	$39,682
1,262	1,295	Royalty and licensing	2,690	3,634
24,265	20,471		43,341	43,316
		EXPENSES
11,930	11,972	Cost of goods sold, excluding depreciation and amortization	22,762	25,032
5,131	4,233	Selling, general and administration	9,492	7,873
633	552	Research and development	1,422	1,119
1,230	1,120	Depreciation and amortization	2,425	2,158
18,924	17,877		36,101	36,182
5,341	2,594	Operating income	7,240	7,134
46	3	Financial income (expense), net	54	(8)
(283)	89	Foreign exchange (loss) gain	(238)	58
5,104	2,686	Income before income taxes	7,056	7,184
(1,540)	(333)	Income taxes	(1,800)	(1,536)
$3,564	$2,353	Net income	$5,256	$5,648

$0.09	$0.06	Basic income per share	$0.13	$0.14

$0.09	$0.06	Diluted income per share	$0.13	$0.13

		Weighted-average number of shares outstanding
41,413,168	41,510,656	- basic	41,475,457	41,327,771
41,431,704	42,457,776	- diluted	41,587,096	42,305,243

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Balance Sheets

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	June 30,	December 31,
	2006	2005
ASSETS
Current assets
Cash and cash equivalents	$14,881	$12,390
Accounts receivable	16,464	16,301
Inventories (Note 3)	9,615	7,629
Prepaid expenses	1,972	1,003
Deferred income taxes, net	3,313	2,750
Total current assets	46,245	40,073

Property, plant and equipment, net	47,135	45,652
Goodwill, net	786	754
Intangible assets, net	281	399
Other assets	435	475
Deferred income taxes, net	6,848	8,467
Total assets	$101,730	$95,820

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$7,488	$8,793
Current portion of deferred revenues	2,138	3,671
Customer deposits	664	649
Total current liabilities	10,290	13,113
Other liabilities	222	252
Deferred revenues	768	827
Total liabilities	$11,280	$14,192

SHAREHOLDERS’ EQUITY
Common stock, without par value, unlimited shares authorized	$77,779	$77,313
Additional paid-in capital	16,184	15,370
Warrants	—	916
Deficit	(14,525)	(19,781)
Accumulated other comprehensive income	11,012	7,810
Total shareholders' equity	90,450	81,628
Total liabilities and shareholders' equity	$101,730	$95,820

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Changes in Equity and Comprehensive Income (Loss)

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three-Month Periods			For the Six-Month Periods
Ended June 30,			Ended June 30,
2006	2005		2006	2005
		Common Stock (Number of Shares)
41,467,738	41,304,388	Balance, beginning of period	41,588,005	41,015,326
328,250	295,416	Exercise of options	331,583	584,478
(124,200)	—	Repurchased for cancellation	(247,800)	—
41,671,788	41,599,804	Balance, end of period	41,671,788	41,599,804
		Common Stock
$77,069	$76,598	Balance, beginning of period	$77,313	$75,840
968	708	Exercise of options	979	1,466
(258)	—	Repurchased for cancellation	(513)	—
$77,779	$77,306	Balance, end of period	$77,779	$77,306
		Additional Paid In Capital
$15,303	$15,546	Balance, beginning of period	$15,370	$15,546
248	—	Stock compensation	488	—
(283)	—	Common shares purchased for cancellation	(590)	—
916	—	Expiry of warrants	916	—
$16,184	$15,546	Balance, end of period	$16,184	$15,546
		Warrants
$916	$916	Balance, beginning of period	$916	$916
(916)	—	Expiry of warrants	(916)	—
$—	$916	Balance, end of period	$—	$916
		Deficit
$(18,089)	$(24,270)	Balance, beginning of period	$(19,781)	$(27,565)
3,564	2,353	Net income	5,256	5,648
$(14,525)	$(21,917)	Balance, end of period	$(14,525)	$(21,917)
		Accumulated Other Comprehensive Income
$7,484	$4,927	Balance, beginning of period	$7,810	$5,183
3,528	(1,055)	Other comprehensive income (loss)	3,202	(1,311)
11,012	3,872	Balance, end of period	11,012	3,872
$90,450	$75,723	Total shareholders’ equity	$90,450	$75,723
		Comprehensive Income (Loss)
$3,528	$(1,055)	Foreign currency translation adjustments	$3,202	$(1,311)
3,528	(1,055)	Other comprehensive income (loss)	3,202	(1,311)
3,564	2,353	Net income	5,256	5,648
$7,092	$1,298	Total comprehensive income	$8,458	$4,337

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Cash Flows

In Accordance with U.S. GAAP

(in thousands of U.S. dollars)

(unaudited)

For the Three-Month Periods			For the Six-Month Periods
Ended June 30,			Ended June 30,
2006	2005		2006	2005
		CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
$3,564	$2,353	Net income	$5,256	$5,648
		Adjustments to reconcile net income to net cash from (used in) operating activities
(825)	(952)	Amortization of deferred revenues	(1,608)	(2,002)
1,230	1,120	Depreciation and amortization	2,425	2,158
248	—	Stock based compensation	488	—
1,325	228	Deferred income taxes	1,375	1,215
419	33	Other	689	325
		Changes in operating assets and liabilities
(3,281)	(2,132)	Accounts receivable	416	(2,799)
(480)	677	Inventories	(1,617)	1,680
(619)	(905)	Prepaid expenses	(912)	(1,111)
187	734	Accounts payable and accrued liabilities	(1,654)	(2,575)
—	50	Deferred revenues	—	304
1,768	1,206	Net cash from (used in) operating activities	4,858	2,843
		CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
(1,523)	(1,218)	Expenditures for property, plant and equipment	(2,165)	(2,012)
—	(38)	Increase in intangible assets	(174)	(185)
—	—	Proceeds from disposition of equipment	22	—
(1,523)	(1,256)	Net cash from (used in) investing activities	(2,317)	(2,197)
		CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
—	19	(Decrease) increase from customer deposits, net	(11)	2
968	708	Exercise of options	979	1,466
(541)	—	Common shares purchased for cancellation	(1,103)	—
427	727	Net cash from (used in) financing activities	(135)	1,468
123	(30)	Effect of foreign exchange rate changes on cash and cash equivalents	85	(51)
795	647	Net increase in cash and cash equivalents	2,491	2,063
14,086	7,342	Cash and cash equivalents, beginning of period	12,390	5,926
$14,881	$7,989	Cash and cash equivalents, end of period	$14,881	$7,989

		Additional Information
$—	$—	Interest paid	$—	$—
$450	$208	Income taxes paid	$560	$436

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

1.                                      Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America.

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar. For the current and prior periods, the financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. The resulting unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as accumulated other comprehensive income.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2005, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at June 30, 2006 and the results of operations and cash flows for the three-month and six-month periods ended June 30, 2006 and 2005.

2.                                      Change in Accounting Policy

In December 2004, the Financial Accounting Standards Board (“FASB”) published SFAS No. 123R, Share-Based Payments. SFAS No. 123R amends SFAS No. 123, Stock-Based Compensation issued in 1995 and supercedes Accounting Principles Board Opinion (“APB”) No. 25 issued in 1972. Beginning on January 1, 2006, the Company applied SFAS No. 123R using a modified version of the prospective application for the stock options granted. Stock options are granted to employees and directors at exercise prices equal to the fair market value of the Company’s stock at the dates of grant. Stock options generally vest over 3 or 7 years and have a term of 5 or 10 years. Under the transition method, Compensation expense is generally recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). Compensation cost is recognized beginning on the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. Expense recognized for the three and six-month periods ended June 30, 2006 was $248 and $488, respectively. As of June 30, 2006, the total remaining unrecognized compensation cost related to non-vested stock options amounted to $2,241 which will be amortized over the weighted-average remaining requisite service period of 2.4 years. The intrinsic value of stock options exercised was $446 and $834 for the three and six-month periods ended June 30, 2006 and 2005, respectively.

If this change in accounting policy had been applied to the previous fiscal year, the Company's net income, basic income per share and diluted income per share for the three and six-month periods ended June 30, 2005 would have been reduced on a pro-forma basis as follows:

For the Three-Month Periods		For the Six-Month Periods
Ended June 30, 2005		Ended June 30, 2005

$2,353	Net income, as reported	$5,648
$(207)	Pro forma impact	(408)
$2,146	Pro forma net income	$5,240

$0.06	Basic net income per share, as reported	$0.14
$(0.01)	Pro forma impact per share	$(0.01)
$0.05	Pro forma net income per share (Basic)	$0.13
$0.05	Pro forma net income per share (Diluted)	$0.12

The estimated fair value of granted stock options for the three and six-month periods ended June 30, 2006 and 2005 using the Black-Scholes option-pricing model with the following weighted-average assumptions for the three and six-month periods ended June 30 were as follows:

For the Three-Month Periods Ended June 30,				For the Six-Month Periods Ended June 30,
2006	2005			2006		2005

None granted	0.0%		Dividend yield	0.0%		0.0%
None granted	59.0%		Expected volatility	47.0%		59.0%
None granted	3.5%		Risk-free interest rate	3.9%		3.6%
None granted	8 yrs		Expected option life	5 yrs		6 yrs
None granted	CDN$	3.93	Fair value per option granted	CDN$	2.32	CDN$	3.30

3.                                      Inventories

	June 30, 2006	December 31, 2005

Raw materials	$5,020	$4,576
Work-in-process	1,650	1,285
Finished goods	2,945	1,768
	$9,615	$7,629

4                                         Shareholders’ Equity

(a)                               Stock Option Plan

The following is a summary of common shares issuable pursuant to outstanding stock options:

For the Three-Month Periods					For the Six-Month Periods
Ended June 30,					Ended June 30,
2006		2005			2006		2005

2,922,120		2,789,170		Balance, beginning of period	2,652,620		2,753,232
				Increase (decrease) resulting from:
—		110,000		Granted	330,000		435,000
(328,250)		(295,416)		Exercised	(331,583)		(584,478)
—		—		Cancelled	(16,667)		—
(10,125)		—		Expired	(50,625)		—
2,583,745		2,603,754		Balance, end of period	2,583,745		2,603,754
1,303,579		1,309,309		Exercisable at June 30	1,303,579		1,309,309
				Weighted-average exercise price of options:
CDN$	4.14	CDN$	3.86	Outstanding, end of period	CDN$	4.14	CDN$	3.86
CDN$	3.89	CDN$	3.54	Exercisable, end of period	CDN$	3.89	CDN$	3.54
—		CDN$	6.05	Granted	CDN$	5.06	CDN$	5.81
CDN$	3.38	CDN$	2.97	Exercised	CDN$	3.39	CDN$	3.08
—		—		Cancelled	CDN$	5.93	—
CDN$	3.36	—		Expired	CDN$	3.33	—

The following table summarizes information about stock options outstanding at June 30, 2006:

		Options Outstanding				Options Exercisable
Range of Exercise Prices		Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price		Number Exercisable	Weighted- Average Exercise Price

CDN$	2.01 - $2.50	572,995	4.87	CDN$	2.36	216,995	CDN$	2.35
CDN$	2.51 - $3.00	37,500	7.12	CDN$	2.63	—		—
CDN$	3.01 - $3.50	230,750	0.43	CDN$	3.05	217,417	CDN$	3.03
CDN$	3.51 - $4.00	382,500	0.76	CDN$	3.86	382,500	CDN$	3.86
CDN$	4.01 - $4.50	220,000	1.64	CDN$	4.25	178,333	CDN$	4.24
CDN$	4.51 - $5.00	200,000	3.87	CDN$	4.70	56,667	CDN$	4.70
CDN$	5.01 - $6.65	940,000	4.71	CDN$	5.51	251,667	CDN$	5.55
		2,583,745	3.50	CDN$	4.14	1,303,579	CDN$	3.89

(b                                    Deferred Share Unit Plan

Under the Company’s Deferred Share Unit Plan, members of senior management can elect to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in deferred share units (“DSUs”) in lieu of cash compensation. An election must be made by December 1 of each year in respect of base salary and bonus for the following year. The elected amount is converted to a number of DSUs equal to the elected amount divided by the closing price of the common shares on TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. Participants are not entitled to receive any DSUs until cessation of employment with the Company for any reason. The value of DSUs redeemable by the participants will be equivalent to the market value of the common share at the time of redemption. The DSUs must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment. The DSU liability is re-measured at the end of each reporting period based on the market price of the Company’s common stock. The net increase or decrease in the value of the DSUs is recorded as compensation cost included in selling, general and administration expense.

The following summarizes the number of DSUs issued and outstanding and its impact on SG&A:

For the Three-Month Periods			For the Six-Month Periods
Ended June 30,			Ended June 30,
2006	2005		2006	2005

223,308	193,986	Balance, beginning of period	199,868	190,313
2,148	3,672	Issued	25,588	7,345
—	—	Redeemed	—	—
225,456	197,658	Balance, end of period	225,456	197,658

$(45)	$(17)	DSU expense (recovery)	$(183)	$41

5.                                      Segmented Information

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income. The segments, particularly operating segments, are identified as reporting segments based on the distinct management teams, customer base, production process and regulatory requirements of each. The Corporate segment includes revenues earned via royalties and milestones, inter-segment eliminations and corporate expenses. The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies in the 2005 annual Consolidated Financial Statements.

For the Three-Month Periods			For the Six-Month Periods
Ended June 30,			Ended June 30,
2006	2005		2006	2005

		PRODUCT SALES REVENUES
$5,368	$4,737	Radiopharmaceuticals	$10,267	$9,471
18,277	14,591	Manufacturing	31,854	30,442
(642)	(152)	Corporate and Other	(1,470)	(231)
$23,003	$19,176		$40,651	$39,682
		ROYALTY AND LICENSING REVENUES
$(22)	$—	Radiopharmaceuticals	$4	$—
—	—	Manufacturing	—	—
1,284	1,295	Corporate and Other	2,686	3,634
$1,262	$1,295		$2,690	$3,634
		TOTAL REVENUES
$5,346	$4,737	Radiopharmaceuticals	$10,271	$9,471
18,277	14,591	Manufacturing	31,854	30,442
642	1,143	Corporate and Other	1,216	3,403
$24,265	$20,471		$43,341	$43,316
		PRODUCT GROSS MARGIN
$3,295	$2,851	Radiopharmaceuticals	$6,360	$5,648
7,743	4,419	Manufacturing	11,617	9,019
35	(66)	Corporate and Other	(88)	(17)
$11,073	$7,204		$17,889	$14,650
		SELLING, GENERAL AND ADMINISTRATION EXPENSE
$1,143	$1,003	Radiopharmaceuticals	$2,161	$2,139
1,993	1,411	Manufacturing	3,345	2,260
1,995	1,819	Corporate and Other	3,986	3,474
$5,131	$4,233		$9,492	$7,873
		RESEARCH AND DEVELOPMENT EXPENSE
$633	$552	Radiopharmaceuticals	$1,422	$1,119
—	—	Manufacturing	—	—
—	—	Corporate and Other	—	—
$633	$552		$1,422	$1,119
		SEGMENT INCOME (LOSS)
$1,497	$1,296	Radiopharmaceuticals	$2,781	$2,390
5,750	3,008	Manufacturing	8,272	6,759
(676)	(590)	Corporate and Other	(1,388)	143
$6,571	$3,714		$9,665	$9,292
		DEPRECIATION AND AMORTIZATION
$285	$249	Radiopharmaceuticals	$549	$494
860	773	Manufacturing	1,708	1,454
85	98	Corporate and Other	168	210
$1,230	$1,120		$2,425	$2,158
		OPERATING INCOME (LOSS)
$1,212	$1,047	Radiopharmaceuticals	$2,232	$1,896
4,890	2,235	Manufacturing	6,564	5,305
(761)	(688)	Corporate and Other	(1,556)	(67)
$5,341	$2,594		$7,240	$7,134

	June 30,	December 31,
	2006	2005

IDENTIFIABLE ASSETS
Radiopharmaceuticals	$14,590	$12,340
Manufacturing	54,660	52,664
Corporate and Other	32,480	30,816
	$101,730	$95,820

Geographic Segmentation

For the Three-Month Periods			For the Six-Month Periods
Ended June 30,			Ended June 30,
2006	2005		2006	2005
		REVENUES(1)
$9,911	$9,228	Canada	$18,895	$20,582
14,073	11,071	United States	23,896	22,438
281	172	Other	550	296
$24,265	$20,471		$43,341	$43,316

(1)                                  Revenues are attributable to countries based upon the location of the customer.

Long-Lived Assets

Substantially all of the Company’s Property, Plant and Equipment, Goodwill and Intangible Assets are located in Canada.

Expenditures for Property, Plant and Equipment

For the Three-Month Periods			For the Six-Month Periods
Ended June 30,			Ended June 30,
2006	2005		2006	2005

$463	$242	Radiopharmaceuticals	$692	$286
1,060	950	Manufacturing	1,473	1,689
—	26	Corporate and Other	—	37
$1,523	$1,218		$2,165	$2,012

Product Sales Revenues by Major Product Groups

For the Three-Month Periods			For the Six-Month Periods
Ended June 30,			Ended June 30,
2006	2005		2006	2005

$5,368	$4,737	Radiopharmaceuticals	$10,267	$9,471
15,551	11,188	Manufacturing - Sterile	26,503	22,525
2,726	3,403	Manufacturing - Non Sterile	5,351	7,917
82	247	Corporate and Other	259	413
(724)	(399)	Intercompany eliminations	(1,729)	(644)
$23,003	$19,176		$40,651	$39,682

Major Customers

The major customers disclosed in this table are included in the Manufacturing segment results.

For the Three-Month Periods			For the Six-Month Periods
Ended June 30,			Ended June 30,
2006	2005		2006	2005
31.0%	27.0%	Customer A	24.0%	25.0%
21.0%	19.0%	Customer B	23.0%	19.0%
7.0%	12.0%	Customer C	9.0%	14.0%
59.0%	58.0%		56.0%	58.0%

6.                                      Contingency

In July 2005, a claim was filed before the Ontario Superior Court of Justice against the Company together with other defendants alleging that Permax®, a drug that the Company distributed in Canada for a third-party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”. The plaintiff is seeking to have this action certified as a class action. The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification.

7.                                      Comparative Information

The Company has reclassified certain prior period’s information to conform with the current presentation format.